Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Stantec Publishes 2011 Corporate Sustainability Report
Firm continues to improve sustainability performance

EDMONTON, AB (June 5, 2012) TSX, NYSE: STN

North American design firm Stantec has published its 2011 Sustainability Report in which the firm outlines its performance towards environmental, social, and economic goals and identifies several areas targeted for improvement.

Stantec’s fifth annual Sustainability Report was prepared in accordance with the internationally recognized G3.1 Sustainability Reporting Guidelines, developed by the Global Reporting Initiative.

In 2011, Stantec reported progress on its sustainability performance in a number of key areas, including:

•	Achieved accreditation by the American National Standards Institute (ANSI) for greenhouse gas verification under ISO 14065
•
Implemented and successfully registered an organization-wide environmental management system (EMS) to the ISO 14001:2004 standard as a means to benchmark and improve environmental performance, with third party verification

•	Selected for the second year to the Canadian Carbon Disclosure Leadership Index by the Carbon Disclosure Project
•	Reported total revenue for its Aboriginal partnerships of more than $13 million
•	Donated $901,000 (1.8 percent of annual pre-tax profits) through its Community Investment Program to support communities in which Stantec operates
•	Continued to add to the number of Leadership in Energy and Environmental Design (LEED®) certified projects (currently more than 160) where Stantec had a design role
•	Was recognized with several employer awards, including one of the Best 50 Corporate Citizens in Canada, one of Canada’s Greenest Employers, and one of Canada’s Ten Best Companies to Work For

“We recognize that improving our sustainability performance internally and externally is a continuous process. This report examines how well we are doing at integrating sustainability principles into daily operations and building a leading sustainability consulting practice. We continue to make notable progress toward our goals, as we remain focused on continuous improvement,” says Stantec president and chief executive officer, Bob Gomes.

A full copy of Stantec’s 2011 Sustainability Report is available at www.stantec.com/sustainability.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Media Contact
Marti Mueller
Stantec Media Relations
Ph: (585) 319-3052
marti.mueller@stantec.com

Investor Contact
Crystal Verbeek
Stantec Investor Relations
Ph: (780) 969-3349
crystal.verbeek@stantec.com

One Team. Integrated Solutions.